February 14, 2006

By Facsimile and U.S. Mail

James G. Swensen, Jr.
Swensen & Andersen PLLC
136 South Main Street, Suite 318
Salt Lake City, Utah 84101

	Re:	ITEC Attractions, Inc.
		Schedule 13E-3/A
		Filed February 13, 2006
		File No. 5-79727

		Revised Schedule 14C
		Filed February 8, 2006
		File No. 0-21070

Dear Mr. Swensen:

	We have the following comments on the above-referenced filing.
Note that we have limited our review to issues related to Rule
13e-3:

Schedule 13E-3
1. We reissue comment 4 in part. As noted in our prior comments, the language that states "The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA" should be deleted. See Section II.D.1 in the previously referenced Current Issues and Rulemaking Projects outline.

Schedule 14C

Fairness of the Reverse Stock Split

Summary of Factors Reviewed, page 17
2. We note your revisions in response to comment 4. Please expand your description of the analyses conducted by HVA to include the bases for, underlying data, methods and assumptions used to arrive at the estimates disclosed. Also, with respect to the market guideline companies and comparable transactions, list the companies and transactions used in HVA`s analysis. Finally, disclose ITEC management`s belief with respect to the increase in earnings, as stated in page 51 of the HVA report.
3. We note that the summary of estimated values in the HVA report (page 61) lists more estimates of value than those described in your information statement. We note, for example, the "price/book" estimates for each of the market guideline companies and market comparable transactions. We also note that the "MVIC/EBITDA" for the market guideline companies was used while the same estimate for the market comparable transactions was not used. Please describe all of the values determined by HVA and explain why some were used by HVA to arrive at its valuation while some others were not so used.
4. Please explain the basis used by HVA in determining the weights assigned to each estimate of value and explain why the weights were significantly changed between June 2004 and June 2005. We also note that had HVA used its 2004 weights, the equity value in June 2005 (based on the number of shares outstanding as of June 30, 2005) would have been approximately $0.26 per share. Please tell us, with a view toward revised disclosure, whether this was a factor in adjusting the weights assigned to each value estimate in 2005.
5. We note your description of the analysis conducted by HVA. If any filing person has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient.
Please revise accordingly. Note that this comment applies to the discussion of the determination of fairness by the Board and the members of the Principal Group.

Approval of the Reverse Stock Split by the Board of Directors and Stockholders, page 21
6. We note your response to comment 3. We also note your disclosure that the absence of a representative for unaffiliated security holders did not affect the procedural fairness of the transaction because the value to be received by the security holders is fair. Note that the lack of a procedural fairness factor may not be set aside by referring to the substantial fairness. Please revise your disclosure to state how, in light of the foregoing, the transaction is procedurally fair to the unaffiliated security holders. See Question 21 of Release No. 34-17719.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." To expedite our review, please cite the page numbers of any changes you make to the document in response to our comments. If you do not agree with a comment, please tell us why in your response.



      Direct any questions to me at (202) 551-3619. You may also contact me by facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


      Sincerely,



      Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers and
Acquisitions


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James G. Swensen, Jr.
Swensen & Andersen PLLC
February 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE